UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2015

Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)
Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F __X__          Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______        No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Lima, January 26, 2015

Messrs,
Superintendencia del Mercado de Valores – SMV
Present.-

Reference:          Relevant Information Communication

Dear Sirs:

Hereby we inform as a Relevant Information Communication that, on January 26, 2015 we informed that today, the company share the statements made in the Supplement Semana Económica by our Chief Executive Officer, Mr. Mario Alvarado Pflucker.

Sincerely,

____________________

/s/ Dennis Gray Febres
Stock Market Representative
Graña y Montero S.A.A.

In: Semana Económica, January 25, 2015

MARIO ALVARADO, CEO of Graña y Montero (GyM)

“Infrastructure and gas are our new driving forces”

After the end of the commodities super cycle and after an investment-intensive 2014, the CEO of GyM discloses the plan of the company to face a year considered key to the Group.

By Anthony Suclupe and Diego Chirinos

How do you evaluate 2014 for GyM?
It has been a difficult year. The results of the Group’s companies have not been as consistent. However, we had gained sufficient momentum due to the contracts already in place to keep growing.

In Peru, we have done better in certain areas, such as infrastructure, but margins have dropped in construction engineering. Chile is where we have fared better due to the good results in mining construction and electrical services. In Colombia we still have a small operation, in Panama we are doing well and in Guyana we are just starting.

Which are the main negative factors that you have faced?
The main factor has been the decline in margins, and, in the Engineering and Construction area, the poor results of some projects. Also, in the Technical Services area, a road maintenance project in Cusco was cancelled, for which we lost US$10 million, even though we are currently pursuing arbitration to recover the amount. It was a poorly tendered project that was paralyzed due to the disputes between the regional government and the local government. We have very few projects with regional governments. This was one of them and it was a very bad experience.

An additional setback has been the greater difficulty obtaining the awardings and approvals of the projects. For instance, out of 14 co-financed private initiatives (PI’s) that we submitted last year, none has been approved and only four were declared of interest.

70% of the revenues of the Engineering and Construction division of GyM come from the mining sector. How has the drop in metal prices affected you?
In 2014 we continued to have major contracts, and we believe we are at a peak of the mining business. We have, for instance, the Las Bambas project and the expansion of Cerro Verde, which are very large projects. We have to wait and see what happens in 2015.

However, some years ago we realized that the commodities’ super cycle was going to change, sowe listed in the New York Stock Exchange to raise capital and make a strong bet on Infrastructure and gas. In Infrastructure, we are participating and submitting initiatives in many areas, while in gas we now hold a larger interest in TgP [the consortium of companies that built and operates the Camisea gas pipeline] and we have purchased COGA [the infrastructure operator of TgP]. Also, we have increased our expertise by purchasing Morelco (specializing in oil and gas). These are the business lines that will cprovide more growth: our new driving forces.

Which are the projects you are considering for 2015?
Firstly, all projects associated with the Southern Gas Pipeline (GSP) and Norvial [our concession for the Ancón-Huacho-Pativilca tranche of the North Pan-American Highway], which will extend throughout the year. We will also make some drilling of oil wells and mining machinery work.

The Via Expresa Sur project [expansion of the Av. Paseo de la República expressway] is on track but we don’t think we will start building it just yet. According to its progress, it could require about US$70 million or US$80 million in investment. Vía Expresa Javier Prado-La Marina-Faucett won’t start either, and that project is even further behind [MEF has requested a new traffic assessment]. In this case, the big question is not whether it will be done or not, but when.

On the other hand, Proinversión is reportedly planning to bid the Pisco-Lima oil pipeline and we would be interested in it. We are persevering [laughs]. We are involved in everything that appears in the Engineering and Infrastructure segments.

What about La Chira and Puno wastewater projects?
La Chira is under construction and we have overcome the most critical part. It may be ready by the end of this year. The Puno project is a PI that we submitted and is in a long and complex process of approval, as it depends on nine municipalities. We expect it will be done.

In Peru, between hydroelectric and thermal plants, where do you see better prospects?
At present, in hydroelectric plants, but for a short period of time, until the GSP is completed. Currently, the TgP gas pipeline is already operating at full capacity, so there are no growth possibilities there. Where we do have an important market for hydroelectric plants, is Chile. The same thing that happened here with mining projects here is happening there, but in the energy business: all projects were blocked, nothing was approved due to social or environmental issues and they are slowly overcoming this. In Chile we are going to participate in energy biddings, whether hydroelectric or thermal.

How will you address the new context of low fuel prices?
Regarding gas, such low prices do not affect us, as the price of infrastructure does not change if the price of gas is high or low. We charge by volume and we are betting on gas infrastructure, not on the gas fields. There are gas fields in Camisea, however, what is lacking is the infrastructure to extract it, which is what we do.

The case of oil is different. Even though we prefer to take an oil field when the price is low, we don’t know how much lower it will be. Considering that currently, it is at US$45/barrel, we are scared [laughs]. However, since our contracts on Blocks 1 and 5 expire, this will be our last year of drilling [exploration]. We will only charge [revenues to be produced] for the remaining years of the contract because we have no time to recover what we drill. As in Blocks 3 and 4 we will drill in 2016, all of our drilling equipment from 1 and 5 will go to 3 and 4. The problem is that if the price continues to be as it is now, we may have cash problems.

GyM was planning to purchase the Maple ethanol company, but declined to do so [shortly after the company went into default], why was the purchase not completed?
Maple had two businesses: ethanol production field and an oil operation, which included a refinery and a production block. We partnered with a leading ethanol trader [Alcogroup] and agreed to purchase together to subsequently purchase the oil operation. Most of our investment in this purchase, over US$30 million, was going to the oil business, which in turn would go to Alcogroup, to recover ethanol production, as the fields were deteriorated.

However, our offer was subject to a due diligence process. When the ethanol fields were finally evaluated, they were extremely deteriorated. The investment required [for Alcogroup to make them operational again] was nearly US$50 million higher than our initial offer. The final amount required was way above our initial offer, so we decided to cancel it.

Do you plan to keep purchasing?
We will prioritize the organic growth of our company, however, we would purchase if a very good opportunity arises. As a regional player, we have to learn to transfer capabilities from one place to another. We have to provide Morelco [Colombian company specialist in construction and services for the oil and gas and energy industries, recently purchased by GyM] the capabilities that it doesn’t have and complement it with the capabilities of the Group, as we have recently done with Vial y Vives, and DSD in Chile [Engineering and Construction companies acquired in 2012 and 2013, respectively]. We also need to learn how to work more in an international way: our people being assigned to other countries and vice versa. We are learning to think as a multinational company, something that companies in Peru didn’t used to do.

Have you seen opportunities in other countries in the region?
I consider Bolivia and Ecuador as countries where we can execute projects and operate them, but not countries where we can acquire companies. In connection with Brazil, everybody thinks it is the time to start operating, but we don’t see this clearly so far. For us, it is a very difficult country to operate in.

Even though Mexico may be an option, distance is a problem. Travelling so much and maintaining all your personnel is not that simple. Mexico could be an option if a very interesting opportunity appears, but we will most probably continue investing in Chile and Colombia, were we have held talks with Engineering and Construction and some Services companies.

Just like Chile was the driving force in 2014, what country will be the driving force of GyM in 2015?
Colombia is doing very well and Morelco will make a great contribution, as it has very good contracts to be executed. Chile [will grow] less, because its projects are more difficult, but as the operation is larger than that of Colombia, it will continue to contribute more. Of course, if Peru does not grow, whatever the other countries do will be useless. We depend on Peru to a very large extent. What we have abroad is about 30% of the total.

What are your expectations for 2015 and 2016?
This will be a difficult year, with many challenges and uncertainties due to changes, such as the energy matrix change, that will make us rethink things. As the Credit Suisse report says, it will be “a painful transition from mining to infrastructure.” Even though we will grow as a group, the internal rates of growth will change a bit.

We still don’t have much visibility for 2016. We have contracts that reach that year, but everything depends on this year, on how we contract in 2015.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ DENNIS GRAY FEBRES

___________________________

Name: Dennis Gray Febres

Title: Stock Market Representative

Date: January 26, 2015